July 17, 2019

Robert P. Atwell
Chief Executive Officer
Sky440, Inc.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618

       Re: Sky440, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed July 2, 2019
           File No. 024-10873

Dear Mr. Atwell:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing and
                                                             Construction
cc:    John E. Lux